January 29, 2016
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414.297.5596
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CLIENT/MATTER NUMBER
035194-0102

Via EDGAR System

Mr. Jacob Sandoval U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 811-04044 and 002-93131)
Annual and Semi-Annual Reports on Form N-CSR and Related Filings
Parnassus Income Funds (File Nos. 811-06673 and 033-36065) Annual and Semi-Annual Reports on Form N-CSR and Related Filings

Dear Mr. Sandoval:

On behalf of our clients, Parnassus Funds and Parnassus Income Funds, and their series (collectively, the “Funds”), we are writing in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the reports and filings referenced above (collectively, the “Filings”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Filings;

●	Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings, and

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We are authorized to acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Filings; (2) Staff comments or changes to disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filings; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

January 29, 2016

2.  In future filings, include the title “Principal Financial Officer” on the signature page of Form N-CSR.

Response:  In future filings, the Funds will include the title “Principal Financial Officer” on the signature page of Form N-CSR under the name of the Principal Financial Officer.

3.  The Form NSAR-A for Parnassus Income Trust marks Item 77 as a “yes” for attaching an exhibit, but no exhibit is attached.

Response:  The Funds will amend this filing to either attach the applicable exhibit, or delete the reference.

4.  The shares issued in connection with the merger of the Parnassus Small Cap Fund into the Parnassus Mid Cap Fund (the “Merger”) should have been presented separate from other share issuances on the Statement of Changes in Net Assets.  In future filings, please separately present the shares.

Response:  As applicable, the Funds will present shares issued in a merger separate from other share issuances in future filings.

5.  In future filings, it appears the Notes to Financial Statements should include expanded disclosure regarding the Merger.  See Paragraphs 8.50 and 8.51 of the Investment Companies - AICPA Audit and Accounting Guide.

Response:  As applicable, the Funds will expand the disclosure regarding the Merger in future filings.

6.  In future filings, with regard to the Parnassus Mid Cap Fund, describe the change in value of the securities as unrealized gains or losses.

Response:  As applicable, the Funds will include the suggested description in future filings.

7.  In future filings, with regard to the Parnassus Core Equity Fund and the Parnassus Fixed Income Fund, if debt securities held by these Funds are restricted, note this in the Schedule of Investments.

Response:  As applicable, in future filings, the Funds will note in the Schedule of Investments any debt securities held by the Funds that are restricted.

8.  In future filings, if there are amounts payable to Trustees, please reflect them in the Balance Sheets.  See Rule 6-04(12) of Regulation S-X.

Response:  As applicable, in future filings, the Funds will reflect in the Balance Sheets total amounts payable to Trustees, if any.

January 29, 2016

9.  In future filings, with regard to the Parnassus Core Equity Fund and the Parnassus Fixed Income Fund, in the Statement of Operations state separately the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers.  See Rule 6-07(7) of Regulation S-X.

Response:  In future filings, the Funds will state separately in the Statement of Operations the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers and (2) investment securities of affiliated issuers.

10.  In future filings, in the Notes to Financial Statements state that the presentation of the financial statements is made using the specialized accounting principles applicable to investment companies.

Response:  In future filings, the Funds will state in the Notes to Financial Statements that the presentation of the financial statements is made using the specialized accounting principles applicable to investment companies.

11.  With regard to the securities lending note in the Notes to Financial Statements, please confirm if there is a master netting arrangement.  If there is such an arrangement, then in future filings provide the required disclosure. See ASU 2011-11.

Response:  In future filings, if the Funds have a master netting arrangement, the Funds will provide the required disclosure.

12.  With regard to the Trustee and Officer information, it appears that some of Mr. Boteler’s information may be in the wrong column, and it appears that Ms.  DeCoudreaux’s information may have been missing a reference to one of her other board positions.  In future filings, please ensure that this information is accurately reflected.

Response:  The Funds will ensure that this information accurately reflected and complete.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	John Skidmore Parnassus Funds Parnassus Income Funds